UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LL&E Royalty Trust
(Name of Issuer)

Units of Beneficial Ownership
(Title of Class of Securities)

502003 10 6
(CUSIP Number)

September 1, 2010
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒ Rule 13d-1(c)

      ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  502003106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shrikant Mehta
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization:	USA
Number of Shares Beneficially Owned By Each Reporting Person With:		5. Sole Voting Power	1,134,273
		6. Shared Voting Power	0
		7. Sole Dispositive Power	1,134,273
		8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:		1,134,273
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9):		5.97%
12.	Type of Reporting Person (See Instructions):		Individual

CUSIP No.  502003106

Item 1(a).              Name of Issuer:
          LL&E Royalty Trust

Item 1(b).              Address of Issuer’s Principal Executive Offices:
The Bank of New York Mellon Trust Company N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

Item 2(a).              Name of Person Filing:
Shrikant Mehta

Item 2(b).             Address of Principal Business Office, or if none, Residence:
354 Indusco Court
Troy, Michigan 48083

Item 2(c).	Citizenship:
United States

Item 2(d).	Title of Class of Securities:
Units of Beneficial Interest

Item 2(e).	CUSIP No.:
502003 10 6

Item 3.	If this Statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) ☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:	1,134,273 shs.
(b)	Percent of class:	5.97%
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or direct the vote:	1,134,273 shs
	(ii) Shared power to vote or to direct the vote:	-0-
	(iii) Sole power to dispose or to direct the disposition of:	1,134,273 shs
	(iv) Shared power to dispose or to direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP No.  502003106

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referenced to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the I certify that the information set forth in this statement is true, complete and accurate.

Dated: September 17, 2010	/s/Shrikant Mehta
Shrikant Mehta